113 Barksdale, Newark, DE 19711

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

To: Jay Mumford

cc:  Tim Buchmiller

Re:  Accurexa, Inc.

        Amendment No. 1 to Registration Statement on Form S-1

        Filed July 29, 2015

        File No. 333-205511

July 29, 2015

Dear Mr. Mumford:

We are hereby responding to your comment letter that we received from you on July 24, 2015 via email.  We filed our Amendment No. 1 to our Registration Statement on Form S-1 today and provided the requested information in our responses below which are highlighted in blue.  For your convenience, we have also attached a revised Form S-1 as a PDF file and HTML file with redlined mark-ups to this correspondence submission.

Form S-1

Report of Independent Registered Public Accounting Firm, page F-3

1.

We see that you present an audit report for the financial statements as of December 31, 2013 and for the period from August 29, 2012 through December 31, 2013. The prior period financial statements presented in the filing should and appear to be as of and for the year ended December 31, 2013. Accordingly, please have your auditors revise their report to opine on the financial statements as of and for the year ended December 31, 2013. The revised audit report should also indicate that Cyto Wave Technologies, Inc. is now known as Accurexa, Inc. As a related matter, your auditors may also elect to present a single audit report opining on the financial statements as of December 31, 2014 and 2013 and for the two years then ended, as illustrated in the appendix to PCAOB Auditing Standard No. 1.

We replaced the two previous audit report with a single audit report that opines on the financial statements as of December 31, 2014 and 2013 and for the two years then ended.

113 Barksdale, Newark, DE 19711

Part II – Information Not Required in Prospectus

Item 16. Exhibits

2.

Please file an opinion of counsel regarding the legality of the securities being offered and sold pursuant to the registration statement. Please refer to Regulation S-K Item 601(b)(5).

Filed herewith as Exhibit 5.1 to Amendment No. 1 to Form S-1.

3.

Please file a currently dated consent from your auditors with your next amendment. Please refer to Regulation S-K Item 601(B)(23)(i).

Filed herewith as Exhibit 24.1 to Amendment No. 1 to Form S-1.

Best regards,

/s/ George Yu

George Yu

President & CEO

Accurexa, Inc.

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